

NYSE

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 9, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of FRANKLIN TEMPLETON ETF TRUST, under the Exchange Act of 1934.

- Franklin FTSE Latin America ETF
- Franklin FTSE Saudi Arabia ETF
- Franklin FTSE South Africa ETF

Sincerely,

Ben Sawyer